

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2023

Pierre Schurmann
Chief Executive Officer
Nvni Group Ltd
P.O. Box 10008, Willow House, Cricket Square
Grand Cayman, Cayman Islands KY1-1001

> **Re: Nvni Group Ltd**
> **Amendment No. 3 to Registration Statement on Form F-4**
> **Filed August 30, 2023**
> **File No. 333-272688**

Dear Pierre Schurmann:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 24, 2023 letter.

Amendment No. 3 to Registration Statement on Form F-4

Unaudited Pro Forma Condensed Combined Financial Information
Earnings (loss) per share, page 215

1. We note your response to prior comment 4. Please explain further how the subscription rights and contingent consideration are included in your pro forma per share calculations and specifically address how these shares are reflected in the reconciliation of Class A and Class B shares on page 214. In this regard, we note that the 126,477,458 historical shares includes 122,477,095 of Nuvini S.A common shares as reflected on page F-98 and 4,300,363 of Mercato's public shareholder shares. Further, we note that pro forma adjustments (e) and (g) indicate that the number of shares to be issued for subscription rights and contingent consideration will be determined upon consummation of the

Business Combination. Therefore, it remains unclear how or if these shares are reflected in the pro forma weighted average shares outstanding. Please explain or revise as necessary.

 You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or Kathleen Collin, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Edward S. Best